UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 19, 2023

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed May 2, 2023, which can be found here.

Amendment to Investment Strategy

As described in the Offering Circular, the Company intends to use substantially all of the net proceeds of the Offering to engage primarily in real estate investment opportunities and finance real estate investments secured by the underlying Property, which we expect will be primarily in loans to series of Landa Series LLCs. The Company initially intends to provide mortgage loans in related party transactions to the Landa Series LLCs, which in turn are managed by Landa Holdings, Inc. (“Landa Holdings”) the parent of the Manager. In furtherance of this investment strategy, the Manager has determined, in accordance with the terms of the Operating Agreement, to amend the interest rate the Company intends to apply to loans made to the Landa Series LLCs on or after the date hereof in accordance with the table below. The remaining intended terms of each loan to the Landa Series LLCs outlined in the Offering Circular are not expected to change; provided, however, the Manager notes that the terms of each loan are subject to change at its discretion in accordance with the terms of the Operating Agreement.

Current Interest Rate	New Interest Rate
Overnight SOFR + 2%	Overnight SOFR + 3.5%

Mortgage Loan

On July 19, 2023, the Company entered into a first mortgage loan with the Landa Series LLC listed in the table below, pursuant to the terms outlined in the table (the “Mortgage Loan”). The Mortgage Loan is secured by the underlying property owned by the respective Landa Series LLC located at the following address: 157 Wells Road, Jenkinsburg, Georgia, 30234. The Company notes that the Landa Series LLC and its manager (Landa Holdings) are each an affiliate of the Company and the Manager. The Mortgage Loan represents approximately 65% of the target loan to value ratio of the Landa Series LLC and will be used by the Landa Series LLC to directly fund the acquisition of the property and to repay all or a portion of existing indebtedness each held by a third party and an affiliate of the Manager.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App LLC – 157 Wells Road Jenkinsburg GA LLC	$131,972	(1)	07/19/2023	07/19/2025

(1)	Bears interest at Overnight SOFR + 3.5%.

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loan, a final copy of which is filed as Exhibit 6.1 hereto.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Mortgage Loan Agreement, by and between Landa Financing LLC and Landa App LLC – 157 Wells Road Jenkinsburg GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2023

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

3